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                       Securities and Exchange Commission
                            Washington, D.C.  20549


                                   FORM N-54C


                  NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE
                    SUBJECT TO SECTIONS 55 THROUGH 65 OF THE
                         INVESTMENT COMPANY ACT OF 1940
               FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT
                              COMPANY ACT OF 1940


         The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:  Access Capital Strategies Community Investment Fund, Inc.: Institutional
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       Investor Portfolio
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Address of Principal Business Office (No. & Street, City, State, Zip Code):

124 Mt. Auburn Street, Suite 200N, Cambridge, MA  02138
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Telephone Number (including area code): 617-576-5858
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File Number under the Securities Exchange Act of 1934:  0-26706
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         Access Capital Strategies Community Investment Fund, Inc.:
Institutional Investor Portfolio (the "Fund") distributed its assets to its sole securityholder and is in the process of effecting a winding up of its affairs. The Fund is not liquidating as part of a merger.

         Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Boston and Commonwealth of Massachusetts on the 22nd day of June, 1998.

[SEAL]                                    Access Capital Strategies Community
                                           Investment Fund, Inc.:  Institutional
                                           Investor Portfolio


                                          By:  /s/ David F. Sand

                                               David F. Sand, Director

Attest:  /s/ Barbara J. Paige
Title:   Senior Vice President





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